Descartes Acquires Imanet

Adds Expansive Canadian Customs Broker Community using On-Demand
Customs Brokerage, Accounting and Freight Forwarder Solutions

WATERLOO, Ontario – April 20, 2010 - Descartes Systems Group, a federated global logistics network, acquired privately-held 882976 Ontario Inc. doing business as Imanet (“Imanet” www.imanet.net), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers.

Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border & Security Agency (CBSA). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions.

Imanet adds approximately 50 members to Descartes’ Global Logistics Network (GLN), with particularly strong ties to the Canadian customs broker community and CBSA. Imanet’s solutions complement Descartes’ Global Trade Compliance and Customs Filing solutions, where Descartes’ GLN community members use solutions that are united by design to manage multi-jurisdictional customs filing for international shipments without expensive or time-consuming manual re-keying for each customs authority.

“Our Canadian customs brokerage and filing solutions are a natural extension of Descartes’ Global Logistics Network. As well, our customers can benefit from being part of one of the world’s largest logistics communities of connected trading partners,” said Benn Bekic, Executive Vice President, Sales and Marketing at Imanet and now Vice President, GLN Canada at Descartes. “Our combined offering provides comprehensive functionality for those importing and exporting across the U.S./Canada border – one of the busiest borders in the world.”

"Our focus is to bring together importers, exporters, customs brokers, transportation carriers, logistics intermediaries and regulatory and customs agencies around the world in a shared-services environment using standardized business processes," said Art Mesher, Descartes' CEO. "The acquisition of Imanet adds an important community of Canadian customs brokers to the Descartes GLN and an established connection and relationship with CBSA to benefit our international GLN community. Our combination with Imanet, and our recent Porthus acquisition, demonstrate our commitment to helping our customers manage the complexities associated with their international shipments.”

Imanet is based in Windsor, Ontario, Canada and has approximately 25 personnel. To complete the acquisition, net of working capital received, Descartes paid approximately CDN $6.0 million (approximately USD $5.9 million at April 19, 2010) and incurred certain transaction expenses.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |

About Descartes
Descartes (TSX: DSG) (NASDAQ: DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business application networks. Descartes’ logistics management solutions provide messaging services between logistics trading partners, shipment management services to help manage third party carriers, global customs filing and compliance services to meet regulatory requirements and private fleet management services for organizations of all sizes.  Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value.  Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies.  The company has more than 500 employees and is based in Waterloo, Ontario, with operations in Amsterdam, Atlanta, Copenhagen, Eindhoven, Gent, Heverlee, Lier, Namestovo, Pittsburgh, Ottawa, Montreal, Miami, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, Toronto, and Zilina. For more information, visit www.descartes.com.

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For more information contact:

Nicole German
Descartes Systems Group
1-416-741-2838 ext. 298
ngerman@descartes.com

Safe Harbour
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes’ solution offering and potential benefits derived therefrom; the impact of acquisitions on Descartes’ business and solution sets and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to integrate Imanet into Descartes’ existing business, Descartes’ ability to retain key customers and employees as part of the integration, changes in regulations driving customer use of Imanet’s products and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |